UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
N.V. Koninklijke Nederlandsche Petroleum Maatschappij

(Name of the Issuer)
Royal Dutch Petroleum Company

(Translation of Issuer’s name into English)
Royal Dutch Shell plc
Shell Petroleum N.V.
Royal Dutch Petroleum Company

(Name of Person(s) Filing Statement)
Ordinary Shares of the nominal (par) value of 0.56 Euro (€0.56) each

(Title of Class of Securities)
780257804

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

      This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
      Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$1,950,173,939.98*	$229,535.47**

*	Calculated, solely for the purposes of determining the filing fee, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. Determined by multiplying 31,140,057, the number of shares of Royal Dutch Petroleum Company held by shareholders other than Royal Dutch Shell plc, by €52.21, the price to be paid for the shares held by such shareholders, using an exchange rate of 1.1995$/€, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York as of October 31, 2005.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
      Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑
      Amount previously paid: $229,535.47
      Form or registration no.: Schedule 13E-3 (file no. 005-80496)
      Filing Party: Royal Dutch Shell plc
      Date Filed: November 3, 2005

      This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc, a public company limited by shares incorporated in England and Wales (“Royal Dutch Shell”), Shell Petroleum N.V., a company organized under the laws of The Netherlands (“Shell Petroleum”) and Royal Dutch Petroleum Company, a company organized under the laws of The Netherlands (“Royal Dutch”) with respect to the ordinary shares of the nominal (par) value of 0.56 Euro (€0.56) each (the “Shares”) of Royal Dutch on November 3, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used herein but not defined in this Amendment No.2 shall have the meanings given to them in the Disclosure Document attached as Exhibit (a)(3)(A) to the Schedule 13E-3 (including all schedules and annexes thereto, the “Disclosure Document”).
      Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Disclosure Document, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.

Item 16.	Exhibits (Regulation M-A Item 1016).
      Item 16 of the Schedule 13E-3 is hereby supplemented by adding Exhibits (a)(5)(E), (a)(5)(F), (c)(I) and (c)(J) as attached to this Amendment No. 2.
      (a)(5)(E) Notice of Extraordinary General Meeting of Shareholders of Royal Dutch Petroleum Company (incorporated by reference to the Form 6-K furnished by Royal Dutch on November 18, 2005).
      (a)(5)(F) Advertisement in connection with the Extraordinary General Meeting.
      (c)(I) Description of Contribution in Kind pursuant to Section 2:94b subsection 1 of the Dutch Civil Code.
      (c)(J) Report of Deloitte Accountants B.V. pursuant to Section 2:94b subsection 2 of the Dutch Civil Code.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 18, 2005

ROYAL DUTCH SHELL PLC

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Company Secretary

SHELL PETROLEUM N.V.

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Attorney-in-Fact

ROYAL DUTCH PETROLEUM COMPANY

By:	/s/ Michiel Brandjes

Name: Michiel Brandjes
Title: Attorney-in-Fact

ANNEX I
(evidence of signing authority with respect to Shell Petroleum N.V.)
Extract of the MINUTES of the meeting of the board of management of SHELL PETROLEUM N.V.

(“Board of Management” or “Board”) held on Wednesday 26 October, 2005, at the office of the company, Carel van Bylandtaan 30, The Hague.
[...]
The majority of the Board of Management were present or represented, and were empowered to take decisions by virtue of Articles 13, 14 and 16 of the Articles of Association. The Board appointed M.C.M. Brandjes as secretary of the meeting.
      Resolutions

The appointment of Mr M.C.M. Brandjes as person authorised to make any and all filings, deposits and other administrative actions in relation or pursuant to the Implementation Agreement and any and all other related documents required to effect the Unwind, is hereby approved.
[...]
Any other business
      There being no other business, the Chairman closed the meeting.

Certified as true extract of minutes
of the above meeting

/s/ M.C.M. Brandjes

M.C.M. Brandjes
Secretary of meeting

ANNEX II
(evidence of signing authority with respect to Royal Dutch Petroleum Company)
Extract of the MINUTES of the meeting of the board of management of N.V. KONINKLIJKE

NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (Royal Dutch Petroleum Company) (“Board of Management” or “Board”) held on Wednesday 26 October, 2005, at the office of the company, Carel van Bylandtlaan 30, The Hague.
[...]
The majority of the Board of Management were present or represented, and were empowered to take decisions by virtue of Articles 13, 14 and 16 of the Articles of Association. The Board appointed M.C.M. Brandjes as secretary of the meeting.
[...]
      Resolutions
[...]

The appointment of Mr M.C.M. Brandjes as person authorised to make any and all filings, deposits and other administrative actions in relation or pursuant to the Implementation Agreement and any and all other related documents required to effect the Unwind, is hereby approved.
[...]
Any other business

There being no other business, the Chairman closed the meeting.

Certified as true extract of minutes
of the above meeting

/s/ M.C.M. Brandjes

M.C.M. Brandjes
Secretary of meeting

Exhibit Index
      (a)(5)(E) Notice of Extraordinary General Meeting of Shareholders of Royal Dutch Petroleum Company (incorporated by reference to the Form 6-K furnished by Royal Dutch on November 18, 2005).
      (a)(5)(F) Advertisement in connection with the Extraordinary General Meeting.
      (c)(I) Description of Contribution in Kind pursuant to Section 2:94b subsection 1 of the Dutch Civil Code.
      (c)(J) Report of Deloitte Accountants B.V. pursuant to Section 2:94b subsection 2 of the Dutch Civil Code.